EXHIBIT 99.1

Endeavour Silver Reports Initial Drill Results for the El Curso Property Adjacent to the Guanacevi Mine in Durango, Mexico, Including 1,182 gpt Silver and 3.07 gpt Gold over 5.1 m True Width

VANCOUVER, British Columbia, Nov. 12, 2019 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK; TSX: EDR) reports positive initial drill results for the El Curso Property adjacent to Endeavour’s Guanacevi mine in Durango, Mexico.  The El Curso property, leased in July 2019, covers the prolific Santa Cruz vein between Endeavour’s previously mined Porvenir Cuatro orebody and the newly developed Milache orebody. The initial drill results reported today define a Northwest extension of the high grade Porvenir Cuatro (“P4”) orebody, which remains open along strike and to depth (view longitudinal section here).

Drilling highlights from the first ten drill holes include 1,182 grams per tonne (gpt) silver and 3.07 gpt gold for 1,427 gpt silver equivalent (AgEq using a silver:gold ratio of 80:1) over a 5.1 metre (m) true width and defines a 200m long x 200m deep northwest extension of the high grade Porvenir Cuatro orebody.

Luis Castro, Vice President, Exploration commented, “We previously stopped mining the P4 orebody at the El Curso property boundary so these initial drill results simply confirm that the high grade silver-gold mineralization continues to the northwest.  Since our main ramp access to the Milache orebody passes from P4 across the El Curso property, we are drilling from underground drill stations along the ramp.”

“Our plan is to drill approximately another 10 holes before year-end, then complete an initial resource estimate. As we already have underground ramp access to the P4 extension, this new high-grade mineralization will be included in the 2020 mine plan for Guanacevi and provides another source of high-grade ore to increase the mine output up to the 1,200 tonne per day plant capacity.”

Complete drill results are shown in the following table:

Hole	Orebody, Structure	From	True width	Au	Ag	AgEq
		(m)	(m)	(gpt)	(gpt)	(gpt)
UCM - 01	Santa Cruz	70.50	5.2	0.75	465	525
	Including	74.50	0.9	1.06	1,098	1,183
UCM - 02	Santa Cruz	65.80	2.6	1.23	558	656
	Including	67.50	0.5	1.48	879	997
UCM - 03	Santa Cruz	93.65	2.1	2.51	935	1,136
	Including	93.65	0.4	10.13	3,299	4,110
UCM - 04	Santa Cruz	83.90	1.0	0.57	213	259
	Including	83.90	0.4	0.63	290	340
UCM - 05	Santa Cruz	100.70	2.5	0.40	204	236
	Including	104.00	0.4	0.77	441	503
UCM - 06	Santa Cruz	108.15	1.2	0.41	193	226
	Including	108.15	0.3	0.68	243	297
UCM - 07	Santa Cruz	109.35	5.1	3.07	1,182	1,427
	Including	116.55	0.5	15.22	5,372	6,589
UCM - 08	Santa Cruz	146.15	4.3	2.20	1,021	1,197
	Including	154.50	0.4	6.26	3,623	4,124
UCM - 09	Santa Cruz	175.05	2.7	1.37	355	464
	Including	180.40	0.4	1.83	753	900
UCM - 10	Santa Cruz	147.45	6.2	1.70	635	771
	Including	157.80	0.4	2.96	1,224	1,461

Silver equivalents are calculated at a ratio of 80:1 silver: gold.  All widths are estimated true widths.

Qualified Person

Godfrey Walton, M.Sc., P.Geo., Endeavour’s President and COO, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs in Mexico. A Quality Control sampling program of reference standards, blanks and duplicates is used to monitor the integrity of all assay results. All samples are split at the local field office and shipped to SGS Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold is determined by fire assay with an atomic absorption (AA) finish and silver by aqua regia digestion and ICP finish, over-limits by fire assay and gravimetric finish.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates four high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email:  gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2019 including changes in mining operations and production levels, and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.